U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING
                                     (Check One):           SEC File Number

               [ ] Form 10-K and Form 10-KSB [ ] Form 20-F          1-12833
               [X] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
               For Period Ended:   December 31, 1999
               [ ] Transition Report on Form 10-K              Cusip Number
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:


          -----------------------------------------------------------------
                Read Attached Instruction Sheet Before Preparing Form.
                                Please Print or Type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          -----------------------------------------------------------------
               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


          -----------------------------------------------------------------

                           PART I -- REGISTRANT INFORMATION

          -----------------------------------------------------------------

               Full Name of Registrants: Enserch Corporation Employee Stock
                                         Purchase and Savings Plan and
                                         TXU Corp.

               Former Name If Applicable:

                 Energy Plaza, 1601 Bryan Street, Dallas, TX  75201
          -----------------------------------------------------------------
              Address of Principal Executive Office (Street and Number),
                            City, State and Zip Code


           ----------------------------------------------------------------

                          PART II -- RULES 12b-25(b) AND (c)

          -----------------------------------------------------------------

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          -----------------------------------------------------------------

                                PART III -- NARRATIVE

          -----------------------------------------------------------------

          State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                            (Attach Extra Sheets if Needed)

          The auditors were unable to complete their final review of the filing package.

          -----------------------------------------------------------------

                             PART IV -- OTHER INFORMATION

          -----------------------------------------------------------------

             (1) Name and telephone number of person to contact in regard to this notification

             Jim Phillips               (214)                 812-5210
          -----------------------------------------------------------------
               (Name)                (Area Code)         (Telephone Number)


             (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X]  Yes  [ ]  No

             (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ]  Yes  [X]  No

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


             Enserch Corporation Employee Stock Purchase and Savings Plan
                                   and TXU Corp.
        -----------------------------------------------------------------
                     (Name of Registrants as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  June 29, 2000            By: /s/ Peter Tinkham
                                            -----------------------------
                                            Name:  Peter Tinkham
                                            Title: Executive Vice President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION

             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.) 1001).

          -----------------------------------------------------------------

June 29, 2000


United States Securities and Exchange Commission
Washington, D.C.  20549

Dear Sirs/Madams:

We have reviewed the Form 12b-25 of the ENSERCH Corporation Employee Stock Purchase and Savings Plan (the "Plan") dated June 29, 2000, requesting an extension of time to file the annual audited report required under the Securities Exchange Act of 1934. We agree with the reasons for the extension.

Our audit of the financial statements of the Plan for the year ended December 31, 1999, in accordance with generally accepted auditing standards, is currently in progress; however, we have not been able to complete our audit. The procedures that we have performed do not constitute all of the procedures necessary to express an opinion on the financial statements of the plan as required by generally accepted auditing standards. As such, we are unable to express an opinion on the Plan's financial statements to be included in the annual report on Form 11-K by the prescribed due date.

Yours truly,



/s/ DELOITTE & TOUCHE LLP
Dallas, Texas